October 25, 2005

VIA FEDERAL EXPRESS

Ms. Barbara Jacobs, Esq.

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eastern Services Holdings, Inc.
Registration Statement on Form SB-2
Filed on September 19, 2005
File No. 333-128415

Dear Ms. Jacobs:

We represent Eastern Services Holdings, Inc. (“Eastern” or the “Company”). We are in receipt of your letter dated October 11, 2005 regarding the above referenced filing and the following are our responses:

General

1.

The notes to your financial statements and other portions of the document refer to a completely separate company, Grant Enterprises. Revise your disclosure concerning all events that are necessary to provide adequate information about the financial condition of your company and the risks of the common stock ownership to invertors. As we expect your notes to the financial statements and disclosure in other related parts of your document to materially change, we expect to have substantial further comments when you file an amended document.

ANSWER:	The Form SB-2 has been amended to remove any and all reference to Grant Enterprises.

2.

We note your address as listed on the front cover of the registration statements, and elsewhere in the prospectus, does not match the business address you provided on EDGAR. Please revise to provide consistent disclosure regarding your business address and phone number.

ANSWER:

Both the Form SB-2 and the address on EDGAR have been amended throughout to reflect the Company's correct business address of 1221 Ocean Avenue #1202, Santa Monica, California 90401 and correct phone number, (310) 587-0029.

PART II

Signatures

3.

Revise your signature page to identify your controller or principal accounting officer or indicate which signatures are performing similar functions. See the instructions for signatures contained in Form SB-2.

ANSWER:	The Form SB-2 has been amended to reflect that the signatory, Ahkee Rahman, also serves as the Company’s Chief Accounting Officer.

Exhibit 5.1 - Legality Opinion

4.	We note this opinion relates to the issuance of shares by Grant Enterprises, Inc. Please have counsel revise to opine on the offering in this registration statement.

ANSWER:	The legal opinion has been revised to reflect counsel’s opinion on this offering.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN

GEJ/tp